82-1742

VALIANT
Trust Company

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

02034161

April 19, 2002

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*
Industry Canada
✓Securities & Exchange Commission

SEC MAIL PROCESSING RECEIVED MAY 07 2002 WASH. D.C. 152 SECTION

SUPPL

PROCESSED MAY 29 2002 THOMSON FINANCIAL

Dear Sirs:

Re: Claude Resources Inc.
Annual General and Special Meeting of Shareholders
To Be Held on May 22, 2002

In our capacity as the Agent for Claude Resources Inc., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Claude Resources Inc., on April 19, 2002.

We trust this is satisfactory.

Yours truly,

C Dahlager

Cheryl Dahlager
Senior Account Manager

c.c. Claude Resources Inc.
Attn: Mrs. Val Michasiw

dlw 5/21

DECLARATION AS TO MAILING

PROVINCE	)	*IN THE MATTER OF* **CLAUDE RESOURCES INC.**
OF	)	("CORPORATION"), THE ANNUAL GENERAL AND SPECIAL MEETING
ALBERTA	)	OF SHAREHOLDERS TO BE HELD **MAY 22, 2002.**

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON APRIL 19, 2002, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 11, 2002 **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION;**

   (a) a copy of the NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2001 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a RETURN ENVELOPE marked EXHIBIT "E" and identified by me;

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 18, 2002 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL POLICY STATEMENT NO. 41 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 19TH DAY OF APRIL 2002.

[signature]

COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on August 7, 2003.

[signature]

Cheryl Dahlager

This is Exhibit A in the Affidavit of Cheryl Dahlager

J. M. Hart - Commissioner for Oaths
In and for the Province of Alberta
My Commission expires: August 7, 2003

CLAUDE RESOURCES INC.

Notice of Annual General & Special Meeting of Shareholders

TAKE NOTICE that the Annual General & Special Meeting (the "Meeting") of the shareholders of CLAUDE RESOURCES INC. (the "Corporation") will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on Wednesday the 22nd day of May, 2002 at the hour of 10:00 a.m. (Saskatoon time) for the following purposes:

1. To receive and consider the report of the directors and audited financial statements for the year ended December 31, 2001 and the report of the auditors' thereon;

2. To elect directors for the ensuing year;

3. To appoint auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4. To consider and, if thought fit, approve by ordinary resolution an amendment to the Corporation's Management Stock Option Incentive Plan (the "Plan") to increase the number of common shares in the capital stock of the Corporation ("Common Shares") authorized for issuance under the Plan by an additional 1,500,000 Common Shares.

5. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Information Circular.

Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof, or deposit it with the Chairman on the date of the Meeting or any adjournment thereof.

DATED at the City of Saskatoon, in the Province of Saskatchewan, this 11th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

William R. MacNeill
Chairman

CLAUDE RESOURCES INC.

Information Circular

For the Annual General & Special Meeting of Shareholders

to be held on May 22, 2002

SOLICITATION OF PROXIES BY MANAGEMENT

This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Claude Resources Inc. (the "Corporation") for use at the Annual General & Special Meeting (the "Meeting") of the shareholders of the Corporation. The information contained herein is current as of April 11, 2002, unless otherwise indicated. The Meeting will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on Wednesday May 22, 2002, 10:00 a.m. (Saskatoon time) for the purposes set forth in the accompanying Notice of Annual General & Special Meeting of Shareholders (the "Notice"). It is expected that the solicitation of proxies will be primarily by mail. Management of the Corporation may also solicit proxies in person, by telephone, telecopier, e-mail or other electronic or telecommunication devices. The cost of solicitation by or on behalf of management will be borne by the Corporation.

The Corporation has distributed copies of the Notice, this Information Circular and the Form of Proxy (collectively, the "Documents") to clearing agencies, securities dealers, banks and trust companies or their nominees ("Intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those Intermediaries ("Non-Registered Shareholders"). The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

The solicitation of proxies from Non-Registered Shareholders will be carried out by Intermediaries or by the Corporation if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries. The cost of solicitation will be borne by the Corporation.

Non-Registered Shareholders who wish to file proxies should follow the directions of the Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

(a) be provided with a form of proxy executed by the Intermediary, but otherwise uncompleted. The Non-Registered Shareholder may complete the proxy and return it directly to the Corporation; or

(b) be provided with a request for voting instructions. The Intermediary is required to send to the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder, as nominee to attend and act for him and on his behalf at the Meeting, other than the persons designated in the enclosed form of proxy. A shareholder desiring to appoint some other person as a representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Valiant Trust Company, Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200 - 224 - 4th

Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof. Proxies not delivered by the time specified may not be treated as valid for purposes of the Meeting.

REVOCABILITY OF PROXIES

A shareholder may revoke a proxy:

(a) by depositing a written notice of revocation executed by the shareholder or the shareholder's attorney authorized in writing:

(i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or

(ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b) in any other manner permitted by law.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted FOR the matters referred to in the Notice.

The enclosed form of proxy confers a discretionary authority upon the persons named therein to vote the shares represented thereby as such persons consider best with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On April 11, 2002, there were 43,356,784 common shares in the capital stock of the Corporation ("Common Shares") issued and outstanding. Each Common Share carries the right to one vote. No other voting securities of the Corporation are currently issued and outstanding.

The directors have fixed April 11, 2002, as the record date for determining shareholders entitled to receive notice of the Meeting. A person shown as a shareholder of record as of the close of business on April 11, 2002, shall be entitled to vote the Common Shares registered in his name on that date, except to the extent that the person has transferred the ownership of any of his shares after April 11, 2002 and the transferee of those shares produces a properly endorsed share certificate(s) or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders for purposes of the Meeting, in which event the transferee shall be entitled to vote such shares at the Meeting.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains a directors' and officers' liability insurance policy. Coverage is limited to $5 million per occurrence and to an aggregate total of $5 million in each policy year subject to a $100,000 deductible to be paid by the Corporation. The annual premium is $23,500.

The Corporation has agreed to indemnify each director and officer against all costs, charges and expenses reasonably incurred in respect of any action or proceeding to which any such person is made a party by reason of being a director or officer of the Corporation, subject to the limitations as contained in the *Canada Business Corporations Act.*

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote in favour of the election, as directors of the Corporation, of the persons named below. Unless otherwise indicated, all of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed, unless his office is vacated in accordance with the by-laws of the Corporation or the *Canada Business Corporations Act.*

Management does not anticipate that any of the proposed nominees will, at the time of the Meeting, be unable to stand for election as a director. However, if any proposed nominee is unable to stand for election as a director, then the representatives of management named in the enclosed proxy have the right to vote for any other alternate nominees in their sole discretion.

Name and Place of Residence	Number of Common Shares Beneficially Owned	Office Held and Time As Director	Principal Occupation
William R. MacNeill[3] Saskatoon, SK	3,118,800[1]	Chairman of the Board and Director since September, 1980.	President of BEC International Corporation, a private investment company.
Ronald G. Walker[2] Victoria, BC	Nil	Director since February, 1984.	President, Great Canadian Dollar Store Franchising Ltd., a franchisor of retail store outlets.
Jon R. MacNeill[2] Calgary, AB	Nil	Director since June, 1984.	Director & Secretary-Treasurer, Everest Energy Corp., a public oil and gas company.
Arnie E. Hillier[2][3] Saskatoon, SK	268,000	Vice Chairman, Chief Executive Officer, Chief Financial Officer and Director since April, 1996.	Vice Chairman, Chief Executive Officer and Chief Financial Officer of the Corporation.
Neil McMillan[3] Saskatoon, SK	176,500	President and Director since April, 1996.	President of the Corporation.

(1) These shares are owned, directly or indirectly, by BEC International Corporation, a private corporation controlled by William R. MacNeill.

(2) Member of the Audit Committee.

(3) Member of the Executive Committee.

All of the director nominees set forth above have been engaged for more than five years in their present principal occupations or executive positions set forth above except for Mr. J. MacNeill, who prior to February, 1998 was Secretary and Treasurer of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation had six executive officers during the year ended December 31, 2001. The aggregate cash compensation paid to the Corporation's executive officers including salaries, fees, commissions and bonuses (but excluding director's fees) during the year ended December 31, 2001 was $630,065. The Corporation does not have any formal written contracts of employment in place with its executive officers.

The following table sets forth the compensation paid to the Corporations' executive officers during the last three fiscal years where such compensation exceeds $100,000 in any one year.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
W.R. MacNeill[1] Chairman	2001	135,000	Nil	Nil	200,000	Nil	Nil	720
	2000	135,000	Nil	Nil	111,000	Nil	Nil	740
	1999	135,000	Nil	Nil	289,000	Nil	Nil	765
A.E. Hillier Vice Chairman CEO, CFO	2001	123,000	Nil	Nil	200,000	Nil	Nil	738
	2000	123,000	Nil	Nil	Nil	Nil	Nil	759
	1999	123,000	Nil	Nil	200,000	Nil	Nil	783
A. N. McMillan President	2001	123,000	Nil	Nil	200,000	Nil	Nil	738
	2000	123,000	Nil	Nil	Nil	Nil	Nil	759
	1999	123,000	Nil	Nil	200,000	Nil	Nil	783
B.D. Levesque V.P. Operations[2]	2001	110,000	Nil	Nil	20,000	Nil	Nil	660
	2000	107,110	Nil	Nil	Nil	Nil	Nil	2,997
	1999	108,515	Nil	Nil	50,000	Nil	Nil	3,436

Notes:
(1) The salary reported for Mr. W. R. MacNeill is the sum of annual management fees paid to BEC International Corporation. Mr. MacNeill and his spouse are the beneficial owners of all of the shares of BEC International Corporation.
(2) Mr. Levesque assumed the office and responsibilities of Vice-President, Operations effective November 1, 1999 following the retirement of Mr. R.G. Gagnon. Prior to November 1, 1999 Mr. Levesque was the Mine Manager of the Company's Seabee mine and prior to April, 1998 was the Assistant Mine Manager at the Seabee mine.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR[1]

The following table discloses the particulars of options granted by the Corporation during the year ended December 31, 2001 to the named executive officers:

Name	Securities Under Options Granted[2] (#)	% of Total Options granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
W.R. MacNeill	200,000	26%	$0.53	$0.53	Dec. 27, 2011
A.E. Hillier	200,000	26%	$0.53	$0.53	Dec. 27, 2011
A.N. McMillan	200,000	26%	$0.53	$0.53	Dec. 27, 2011
P.E. Olson	50,000	7%	$0.53	$0.53	Dec. 27, 2011
D.B. Levesque	20,000	3%	$0.53	$0.53	Dec. 27, 2011
V.L. Michasiw	20,000	3%	$0.53	$0.53	Dec. 27, 2011

Notes:
(1) The Corporation has not issued any share appreciation rights.
(2) All securities under option are Common Shares.

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES[1]

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable		Value of Unexercised In-the-Money Options at FY-End ($) Exercisable/Unexercisable	
W.R. MacNeill	-	-	600,000	-	3,100	-
A.E. Hillier	-	-	600,000	-	2,000	-
N. McMillan	-	-	600,000	-	2,000	-
B.D. Levesque	-	-	70,000	-	200	-
P.E. Olson	-	-	100,000	-	500	-
V.L. Michasiw	-	-	70,000	-	450	-

Notes:
(1) The Corporation has not issued any share appreciation rights.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee is composed of Mr. W.R. MacNeill, Mr. R.G. Walker and Mr. J.R. MacNeill. Mr. W.R. MacNeill is the Chairman of the Corporation and Mr. J.R. MacNeill was, prior to February, 1998, the Secretary and Treasurer of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

Compensation for the Chief Executive Officer and President is primarily incentive based including a base salary as cash compensation with the opportunity for bonus cash payments based on corporate performance. This compensation is supplemented with stock options consistent with industry practice.

Other executive officers receive cash compensation at market rates together with stock options consistent with industry practise.

ANNUAL RETURN GRAPH

The following graph indicates the total annual return on the Corporation's Common Shares for the last five fiscal years:

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
BETWEEN CLAUDE RESOURCES INC. AND THE TSE 300 INDEX


DOLLARS
200
150
100
50
0
12/96
12/97
12/98
12/99
12/00
12/01
CLAUDE RESOURCES INC.
TSE 300

*** $100 INVESTED ON 12/31/96 IN STOCK OR INDEX -**
INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING DECEMBER 31.

COMPENSATION OF DIRECTORS

The Corporation pays each of its outside directors a yearly stipend of $5,000 as well as $500 per meeting for attendance personally or by telephone conference at directors' and/or board committee meetings. In addition, all directors are entitled to be reimbursed for expenses incurred in attending board meetings. During the year ended December 31, 2001, the Corporation paid directors' fees totalling $16,500.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer or proposed director and none of their associates or affiliates is or has been at any time since January 1, 2001, indebted to the Corporation or its subsidiary.

FINANCIAL STATEMENTS

It is necessary at annual meetings that the shareholders of the Corporation receive and consider the financial statements for the most recently completed fiscal year of the Corporation together with the auditors' report on such financial statements. Reference is made to the financial statements and auditors' report with respect to the fiscal year ended December 31, 2001 which accompanies this Information Circular. Receipt and review, at the Meeting, of the auditors' report and the Corporation's financial statements will not constitute approval or disapproval of any matters referred to therein.

APPOINTMENT OF AUDITORS

Management of the Corporation recommends the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation. KPMG LLP Chartered Accountants were first appointed auditors in 1993. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation, to hold office until the next annual general meeting of the shareholders, at a remuneration to be approved by the Board.

AMENDMENT TO MANAGEMENT STOCK OPTION INCENTIVE PLAN

Subject to shareholder and regulatory approval, the directors of the Corporation have approved an amendment to the Management Stock Option Incentive Plan (the "Plan") which would increase the number of Common Shares authorized for issuance under the Plan by an additional 1,500,000 Common Shares. If shareholder and regulatory approval is obtained for such amendment, 4,066,000 Common Shares will be reserved for issuance pursuant to the Plan.

In the opinion of management of the Corporation, the increase in the number of Common Shares authorized for issuance under the Plan is necessary to ensure that the Plan will continue to be available to provide an incentive for directors, officers and key employees to directly participate in the Corporation's growth and development.

The shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

"BE IT RESOLVED that:

1. The amendment to the Corporation's Management Stock Option Incentive Plan (the "Plan") to increase the number of Common Shares authorized for issuance under the Plan by an additional 1,500,000 Common Shares be and is hereby authorized and approved.

2. Any director or officer of the Corporation be and is hereby authorized, in the name and on behalf of the Corporation, to execute and deliver all such certificates, documents, deeds, agreements and other instruments, under its corporate seal or otherwise, and to do all such further acts, as such director or officer may consider to be necessary or desirable to give effect to the foregoing."

Management of the Corporation believes the passing of this ordinary resolution is in the best interests of the Corporation and recommends that the shareholders vote in favour of the resolution.

In order to be effective, the foregoing resolution requires the approval of a majority of the votes cast by the shareholders who vote in respect of such resolution. **The persons named in the enclosed form of proxy intend to vote FOR this resolution, unless otherwise directed by the shareholder submitting the proxy.**

CORPORATE GOVERNANCE PRACTICES

This statement of corporate governance is made pursuant to the requirements and guidelines (the "Guidelines") of The Toronto Stock Exchange relating to disclosure of corporate governance practices.

Mandate of the Board

The board of directors ("Board") has the duty to direct the management of the business and affairs of the Corporation pursuant to the powers vested in it by the *Canada Business Corporations Act* and by the articles and bylaws of the Corporation, and in accordance with obligations imposed by law generally. The Board delegates authority to the officers of the Corporation and expects management to take responsibility for the implementation of decisions taken by the Board and for all aspects of the day-to-day management of the Corporation's business.

In furtherance of the discharge of such duties and obligations, the Board, either as an entire body or acting through its committees, is called upon to:

(i) approve the Corporation's annual operating and capital budgets, all material acquisitions and divestitures and define the scope of its business activities;

(ii) ensure that appropriate systems are in place to manage the Corporation's principal business risks, including financial, environmental, and regulatory risks;

(iii) monitor and approve the strategic planning process and corporate goals;

(iv) review the performance of senior officers; and

(v) monitor and assess the integrity of the Corporation's internal controls and management information systems.

Board Composition

As of April 11, 2002 five directors comprised the Board; of that number two were outside directors (a director that is not an officer or employee of the Corporation or its affiliates) and who were unrelated (a director independent from management and free from any relationship with the Corporation which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than arising from shareholding). In determining whether directors were related or unrelated the Board applied the test set forth in the Guidelines.

The Corporation does not have a significant shareholder in the sense of one that is able to exercise a majority of votes for the election of the board of directors. The Chairman of the Board, Chief Executive Officer and President are each a related director.

One of the outside directors provides consulting services to the Corporation on a limited basis at the direction of the Chief Executive Officer.

The Board considers that a board size of 6 members is appropriate for the Corporation and intends to recruit and appoint one additional unrelated director in due course. For 2002/2003, 5 individuals are being nominated for election as directors.

Committees

Executive Committee

The Executive Committee is composed of three directors, namely, the Chairman, the Chief Executive Officer and the President. The Executive Committee has such powers as from time to time are vested in it by the Board.

Audit & Corporate Governance Committee

The Audit & Corporate Governance Committee is composed of the Chief Executive Officer (who is also the Chief Financial Officer and a director) and two unrelated directors. The mandate of the committee in respect of audit matters is to ensure that controls are implemented to safeguard assets, to ensure that financial reporting systems are in place and functioning properly, and to approve the financial statements. The committee meets with the Corporation's financial management personnel and external auditors as necessary and reviews the Corporation's annual financial statements prior to their submission to the Board for approval.

In respect of corporate governance matters, the committee adopts and monitors compliance of various corporate government principles and guidelines. The committee also ensures corporate compliance with applicable legislation with respect to the environment, occupational health and safety as well as licensing and permitting.

The Audit & Corporate Governance Committee also assumes responsibility for the approval to engage outside advisors should an individual director request such services.

Compensation Committee

The Compensation Committee is composed of the Chairman and two unrelated directors. The mandate of the committee is to review the senior management organization and reporting structure together with contingency plans in the event of the disability, termination or retirement of key executives. The committee reviews executive compensation philosophy and guidelines and reviews the performance of and compensation paid to all officers. The compensation committee also reviews the remuneration and benefits provided to directors.

Decisions Requiring Board Approval

The Board is responsible for all decisions relating to the Corporation which, by law, cannot be delegated to Board committees or management.

The Board reviews and approves, among other things, the Corporation's annual budget, debt and equity financings, changes to capital structure, material lease commitments, acquisitions and divestitures and any plan which may significantly change the future direction of the Corporation.

The Chief Executive Officer's limits of authority are clearly defined although formal position descriptions for the Chief Executive Officer, President and other board members have not been developed, nor has a succession plan been developed.

Director Recruitment and Board Effectiveness

The Board does not have a Nominating Committee. The Board, as a whole, assumes responsibility for these duties.

The Board has not established any formal measures for assessing Board, committee and individual effectiveness.

The Corporation does not have a formal orientation program for new directors, however the necessary and appropriate programs can be readily prepared when required.

Corporate Communications

The Board is responsible for setting overall corporate communications policy. Management is charged with carrying out this policy. Accordingly, the Corporation has appointed certain individuals with specific responsibilities for all corporate communications. These people have access to support professionals such as securities lawyers and regulators in connection with any and all corporate communications. All communications are subject to an approval process. The level of approval depends on the sensitivity of the communications, accordingly the most sensitive transactions, and therefore communication, would receive approvals at the Board level.

Shareholder concerns are addressed by management as they arise. The Corporation's policy is for senior management to respond to shareholder and investment dealer queries as soon as practicable. Shareholders are free to address concerns to the Corporation by phone, at annual meetings, in written form, or by internet.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

DIRECTORS' APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS

William R. MacNeill
Chairman

Arnie E. Hillier
Vice Chairman, Chief Executive Officer &
Chief Financial Officer

Saskatoon, Saskatchewan
April 11, 2002

This is Exhibit C in the Affidavit of
Cheryl Dahlager
[signature]
J. M. Hart - Commissioner for Oaths
in and for the Province of Alberta
My Commission expires: August 7, 2003

CLAUDE RESOURCES INC.

Proxy

Solicited by Management for the
Annual General & Special Meeting of Shareholders
to be held on May 22, 2002

The undersigned shareholder of Claude Resources Inc. (the "Corporation") hereby appoints William R. MacNeill, a Director and the Chairman of the Corporation, or failing him, Jon R. MacNeill, a Director of the Corporation, or instead of either of the foregoing, ____________________________________, as proxy, with power of substitution, to attend, act and vote all shares in the capital of the Corporation registered in the name of the undersigned for and on behalf of the undersigned at the Annual General & Special Meeting (the "Meeting") to be held on Wednesday, May 22, 2002, at 10:00 a.m. (Saskatoon time) at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, and at any adjournment or adjournments thereof, and the undersigned hereby revokes any prior Form of Proxy appointing a proxy for the undersigned at the said Meeting or adjournment or adjournments thereof.

The said proxy is instructed to vote as specified below:

1. **VOTE FOR** [____] or **WITHHOLD FROM VOTING FOR** [____], or if no choice is specified, **FOR** the election as Directors for the ensuing year those nominees proposed by management as specified in the Information Circular of the Corporation dated April 11, 2002.

2. **VOTE FOR** [____] or **WITHHOLD FROM VOTING FOR** [____], or if no choice is specified, **FOR** the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation for the ensuing fiscal year and the granting of authority to the directors to fix the auditors' remuneration.

3. **VOTE FOR** [____] or **AGAINST** [____], or if no choice is specified, **FOR** the ordinary resolution approving an amendment to the Corporation's Management Stock Option Incentive Plan (the "Plan") to increase the number of common shares in the capital stock of the Corporation ("Common Shares") authorized for issuance under the Plan by an additional 1,500,000 Common Shares.

On any ballot that may be called for the shares represented by this proxy will be voted or withheld from voting in accordance with any instructions indicated above. **UNLESS A CONTRARY INSTRUCTION IS INDICATED, THIS PROXY WILL BE VOTED AT THE MEETING IN FAVOUR OF THE MATTERS REFERRED TO ABOVE.**

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the Meeting or at any adjournment thereof, or if any other matters properly come before such Meeting or any adjournment thereof, this proxy confers discretionary authority on the person voting the proxy to vote on any such amendment or variation or such other matters according to the best judgement of the person voting the proxy.

The undersigned hereby revokes any proxy previously given to attend and vote at the Meeting.

DATED this ___ day of _______, 2002.

______________________________	______________________________
Address (Please Print)	Signature of Shareholder
______________________________	______________________________
	Name (Please Print)
______________________________	______________________________
	Number of Shares

NOTES:

1. This proxy must be dated and signed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, this proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized. If the proxy is not dated it shall be deemed to bear the date on which it was mailed by the Corporation.

2. **A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, as his nominee to attend and act for him or on his behalf at the Meeting.** To exercise such right, the shareholder should insert the name of his nominee in the blank space provided for that purpose or complete another form of proxy.

3. In order for this proxy to be effective, it must be received by the Corporation at Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2 or at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof.